UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

6 July 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Enclosure: CRH plc H1 2011 Development Strategy Update

D E V E L O P M E N T   S T R A T E G Y   U P D A T E

                                                                                                                                      6 July 2011

CRH ANNOUNCES FIRST-HALF 2011 DEVELOPMENT SPEND OF €0.2 BILLION AND AGREEMENT TO ACQUIRE A MATERIALS BUSINESS IN BELGIUM

CRH plc, the international building materials group, today announces 21 acquisition and investment initiatives totalling approximately €0.2 billion undertaken during the first-half of 2011 as part of its continuing programme of development activity.

The development initiatives included in this Update are as follows:

- Europe Materials: 1 acquisition, 2 investments - €40 million

- Europe Products & Distribution: 4 acquisitions, 1 investment - €20 million

- Americas Materials: 7 acquisitions, 2 investments - €98 million (US$137 million)

- Americas Products & Distribution: 4 acquisitions - €28 million (US$40 million)

The Group also announces that its Europe Materials Division has reached agreement to acquire the family owned VVM Group of businesses which operates two cement grinding mills with a combined capacity of 1.5 million tonnes in Belgium and two readymixed concrete plants in Belgium and France. Completion of the transaction, which is subject to the granting of the required regulatory approvals, would bring cumulative development spend for the Group to approximately €0.3 billion.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:

"The first six months of 2011 saw development activity continue across all six operating segments, strengthening our existing market positions and adding valuable and well-located aggregates reserves. The VVM transaction, which is subject to regulatory approval, represents an important strategic opportunity for our existing Cementbouw cement trading and readymixed concrete business in the Benelux, while also complementing our Products businesses in the region. The pipeline of potential acquisitions remains good, and with our strong balance sheet we have the capacity, where we see value, to capitalise on these opportunities.

The Group's proactive approach to portfolio management was reflected in the completion of a number of divestments which generated proceeds for reinvestment of approximately €345 million in the first half of 2011."

Europe Materials: €40 million

The Europe Materials Division completed transactions in Portugal and Ukraine whilst increasing its holding in a subsidiary in Poland during the first half of 2011 at a total cost of €40 million and adding €36 million of annualised incremental sales.

Portugal
In June, Secil, CRH's joint venture in Portugal, acquired Lafarge's Portuguese aggregates and readymixed concrete business comprising 30 readymixed concrete plants, four quarries and aggregates reserves of 56 million tonnes.  This acquisition strengthens Secil's market positions across the country, expanding in-house aggregates and cement consumption in addition to yielding significant operational leverage and cost savings.

Ukraine, Poland
Lviv Beton, a precast and readymixed concrete producer with 0.5 million tonnes of aggregates reserves in Lviv, Ukraine, was acquired in June, and reflects our strategy of focussing expansion initiatives in large urban markets.

During the period, CRH also increased its investment in Grupa Silikaty, Poland's second largest producer of sand-lime brick, increasing the Group's shareholding from 75% to 90%.

Europe Products & Distribution: €20 million

Europe Products completed three transactions during the first half of 2011 within its Concrete (1) and Building Products (2) business while Europe Distribution extended its branch network through an acquisition in Belgium and investment in France.  Combined annualised sales from these acquisitions amount to €24 million.

In January, the Concrete Products group acquired Belgium-based Juma, a precast company active in the structural (80% of sales) and civil networks segments.  Juma's state-of-the-art, well-located production facilities on the Belgium-Netherlands border facilitate the partial re-location of our existing production platform in Belgium resulting in significant savings. Building Products completed two bolt-on acquisitions during the period: Unicon, an Australian business marketing and selling lifting systems was acquired in March. A bolt-on to Ancon's "engineered products" business, Unicon provides a new route-to-market for a range of Ancon products, developing its presence in Australia's precast market. Hylas, a Dutch business specialising in the customisation of high quality fabrics for awnings and screens was acquired in June extending the product offering of our largely residential, RMI-focussed Shutters business.

The Distribution group acquired Sani Perfect, a Sanitary, Heating and Plumbing (SHAP) operator in Belgium in January, adding two stores to the branch network of our existing Sax Sanitair business.  In February, Doras, CRH's 45% joint venture in France, acquired a single distribution store located in Toucy.

Americas Materials: €98 million (US$137 million)

The Americas Materials Division completed nine acquisitions and investments during the first half of 2011 at a combined cost of US$137 million (€98 million) giving rise to incremental annualised sales of US$56 million and strengthening its aggregates position through the addition of approximately 284 million tonnes (CRH share) of reserves.

Northeast
The acquisition in May of Columbia Sand & Gravel secures 5 million tonnes of valuable long-term aggregates reserves for our existing asphalt, readymixed concrete and construction operations in the Columbia area of New Hampshire.

Central
In January, we acquired Sidwell Reserves, located in Zanesville, Ohio and comprising 36 million tonnes of permitted reserves adjacent to Shelly's East Fultonham site.  The reserves purchased represent a strategic source of high-quality, fully-permitted aggregates strengthening Shelly's integrated materials platform in southeast Ohio.

National Asphalt Products, a single plant asphalt business located in Shelby Township, Michigan, was acquired in May through the Group's 50% joint venture, Cadillac Asphalt, expanding Cadillac's presence in Michigan's commercial asphalt sector.

Mid-Atlantic
Two 50% joint ventures were entered into with Adams Construction, a long-established aggregates and asphalt paving operator in Virginia.  The Southside Materials JV comprises 3 quarries (Shelton, Chatham, South Boston) totalling 222 million tonnes of permitted reserves in south Virginia while the Piedmont JV comprises six asphalt plants.  CRH's partnership with Adams Construction in these rural markets strengthens its vertically-integrated presence in the region.

Central-West
The assets of Austin Reclaimed Materials (ARM) & Schumaker Enterprises, located in Austin, Texas and comprising five sand and gravel plants, were acquired in February.  Combined permitted reserves are 41 million tonnes.  These newly acquired operations have been fully integrated into the Wheeler asphalt business (acquired in 2009), furthering Wheeler's vertical-integration strategy.  The subsequent acquisition in June of the readymixed concrete assets of Ironhorse Concrete, located in Jarrell, Texas expands Wheeler's footprint to the north of Texas.

JJ Ferguson, acquired in February, operates one sand & gravel pit (9 million tonnes of reserves), three asphalt plants and a construction business in west-central Mississippi and is a good fit with the Group's existing APAC asphalt and aggregates business in Mississippi.  In addition to securing additional reserves, JJ Ferguson results in the consolidation of some of our existing production operations with related cost savings.

Mountain West
In February, the Group acquired Marriott Reserves, located adjacent to a major motorway in Northern Utah and comprising 73 million tonnes of permitted reserves. The quantity, quality and location of these reserves secure the long-term sustainability of Staker Parson's existing business in the area.   In April we acquired four sand and gravel pits and three readymixed concrete plants located in the states of New Mexico and Colorado from Sky Ute; this acquisition, which follows the purchase of Sky Ute's operations in Montrose and Cortez, Colorado last year, represents a strong strategic fit with the Materials Division's existing Four Corners business in both the New Mexico and Colorado markets and increases reserves by 9 million tonnes in the region.

Americas Products & Distribution: €28 million (US$40 million)

The Americas Products & Distribution Division completed four bolt-on transactions during the first-half of 2011 at a combined cost of US$40 million (€28 million).  Incremental annualised sales resulting from the acquisitions total US$43 million.

Duratek Precast Structures based in Bartow, Florida, designs, manufactures and installs precast walls and structures with products such as noise walls, screen and retaining walls and was acquired in April.  In May,Transpavé, a manufacturer and distributor of hardscape products and accessories in the Quebec market was acquired.  With a manufacturing plant in Montreal and distribution centres in Montreal (2) and Quebec City (1), Transpavé's operations will be integrated with the Group's Permacon business facilitating the further growth of our Canadian business and building on its strategy of product innovation.

In June, the Distribution group's branch network was strengthened by two acquisitions: Astro Building Products, a Michigan-based two-branch distributor of roofing, siding and replacement windows and Austin Acoustical Materials, an interior products distributor located in Austin, Texas.

Divestment Update

The first half of 2011 saw completion of the previously announced Insulation and Climate Control divestments together with the disposal of our 35% associate investment in the Trialis distribution business in France. Total proceeds from these completed disposals amount to approximately €345 million.  Combined sales recorded in 2010 for the Insulation and Climate Control businesses were approximately €440 million; combined sales for these businesses recognised pre-divestment in 2011 were in the region of €100 million.

Contact at Dublin +353 1 404 1000

Myles Lee              Chief Executive                                  Maeve Carton       Finance Director
Éimear O'Flynn     Head of Investor Relations                  Rossa McCann    Head of Group Finance &
                                                                                         Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland  TELEPHONE +353.1.4041000  FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  6 July 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director